PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

21st January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re:

- Appointment of a new director – 13 January 2005;

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Roman Filatov
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE

13 January 2005

PETER HAMBRO MINING PLC
APPOINTMENT OF A DIRECTOR

Peter Hambro Mining plc is pleased to announce that at today's Board Meeting, Andrey Maruta was appointed by the Board as a Director of the Company with immediate effect. Mr Andrey Maruta, aged 29, has been Peter Hambro Mining's Group Chief Accountant for the past 2 years and was previously a Senior Auditor with Moore Stephens. He also assumes the role of Deputy Finance Director.

Mr Philip Leatham, the Group's Finance Director, will become a non-executive director but retain responsibility for financial affairs.

Peter Hambro, Chairman of Peter Hambro Mining plc, commented:

"It has always been our policy to retain as much Russian involvement in the company as we can and I am delighted that Andrey Maruta, who came to us from Vladivostok via Moore Stephens, is continuing the trend. We welcome his experience in both Russian and UK accounting practice and look forward to working with him in this challenging role."

Further statutory information relating to Andrey Maruta is set out below.

Enquiries:

Alya Samokhvalova	Peter Hambro Mining PLC +44 (0) 20 7201 8900
Tom Randell	Merlin Financial +44 (0) 20 7653 6620

The following information is provided in accordance with paragraph 15 and Schedule 2(f) of the AIM Rules:

Andrey Viktorovich Maruta:

a) has held within past the 5 years the following directorships:
   ARICOM PLC
b) has no unspent convictions in relation to indictable offences;
c) has not had any bankruptcy order made against him or entered into any individual voluntary arrangement;
d) has not been a director of a company which has been placed into receivership, compulsory liquidation, creditors' voluntary liquidation, administration or which has entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors, at the time of or within twelve months preceding such events;
e) has not been a partner of any partnership which has been put into compulsory liquidation, administration or entered into partnership voluntary arrangements, at the time of or within twelve months preceding such event;
f) has not had a receivership of any asset or of a partnership where he was a partner at the time of or within twelve months preceding such event; or
g) has not been publicly criticised by statutory or regulatory authorities (including recognised professional bodies) or ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.